UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Extraordinary General Meeting of the Company

Spotify Technology S.A. (the “Company”) held an extraordinary general meeting of shareholders and holders of beneficiary certificates on January 8, 2020. The Company’s shareholders and holders of beneficiary certificates considered the following proposal, which is described in greater detail in the Company’s proxy statement dated December 3, 2019.

1.	Election of Director

Based on the votes set forth below, Barry McCarthy was elected as a member (B director) of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ended December 31, 2019.

For	Against	Abstain
517,674,469	1,508,591	214,092

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: January 8, 2020	By:	/s/ Horacio Gutierrez
	Name:	Horacio Gutierrez
	Title:	General Counsel